ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77E

On March 31, 2010, Danielle Santomenno (the “Plaintiff”) filed a complaint in the United States District Court of the District of New Jersey against John Hancock Investment Management Services, LLC (the “Adviser”) and certain affiliated entities (the “Other Defendants”), including John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Funds, LLC, and John Hancock Distributors, LLC.  The Adviser serves as investment adviser to each series of John Hancock Trust and John Hancock Funds II (collectively, the “Trusts”).  On April 23, 2010, the plaintiff filed an amended complaint.  The amended complaint alleges that the Plaintiff invested in (a) one series (the Money Market Fund) of John Hancock Trust and (b) two series (the Blue Chip Growth Fund and the Small Cap Growth Fund) of John Hancock Funds II.  The amended complaint further alleges that the Adviser breached its fiduciary duty by charging excessive advisory fees to each series of John Hancock Trust and John Hancock Funds II.  The amended complaint asserts, allegedly on a derivative basis on behalf of the series, a cause of action under Section 36(b) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), and seeks damages on behalf of the series for the alleged breach of fiduciary duty.  The amended complaint also asserts, on behalf of a putative class of allegedly similarly-situated plaintiffs, various other causes of action (the “Other Claims”) under the Investment Company Act and the Employee Retirement Income Security Act of 1974, as amended, against one or more of the Other Defendants, and seeks various declaratory, equitable, and monetary relief on behalf of that putative class.  The Other Claims do not seek relief on behalf of any series in either Trust.  On July 16, 2010, the Adviser and the Other Defendants moved to dismiss the complaint.  The court has not yet ruled on that motion.